MANAGEMENT DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Management Discussion and Analysis For the three and six months ended June 30, 2025

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand the operations, financial position, and current and future business environment of Mako Mining Corp. (the "Company" or "Mako"). This MD&A is intended to supplement and complement Mako's condensed interim consolidated financial statements for the three and six months ended June 30, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").

Additional information regarding Mako, including the risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the continuous disclosure materials, including the most recent audited consolidated financial statements, annual MD&A and Management Information Circular, which are available on the Company's website at www.makominingcorp.com and under the Company's profile on the SEDAR+ website at www.sedarplus.ca.  Readers are encouraged to read the Forward-Looking Information section of this MD&A. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A.

The Company's fiscal year is divided into four quarters, referred to as 'Q1', 'Q2', 'Q3', and 'Q4'. Cumulative year-to-date results are denoted as 'YTD Q1', 'YTD Q2', 'YTD Q3' and 'YTD Q4', reflecting performance through each respective reporting period.

This MD&A has been prepared as of August 19, 2025. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated.  References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

Mako Mining Corp. was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO" and the OTCQX under the symbol "MAKOF". The Company's principal business activities are the production of gold and the exploration and development of its mineral interests in Nicaragua, Guyana and the United States.

The Company's main assets are the producing San Albino and the Las Conchitas gold deposits, collectively the "San Albino Mine", located within the San Albino-Murra Property in Nueva Segovia, Nicaragua. Mako developed the San Albino Mine, which reached commercial production on July 1, 2021.

The projected free cash flow from the San Albino Mine is anticipated to fund exploration on Mako's prospective 224 square kilometer ("km") land package in Nicaragua, ongoing engineering activities at the Eagle Mountain Project in Guyana and the resumption of operations at the Moss mine in Arizona, United States.

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

  Consolidated revenues of $38.7 million and $70.5 million (Q2 2024: $28.3 million and YTD Q2 2024: $47.5 million) for the three and six months ended June 30, 2025 ("Q2 2025" and "YTD Q2 2025"), respectively.
  Consolidated sales of 11,476 ounces ("oz") and 22,293 oz of gold (Q2 2024: 12,313 oz and YTD Q2 2024: 21,580 oz) and 18,069 oz and 26,727 oz of silver (Q2 2024: nil oz and YTD Q2 2024: nil oz) in Q2 2025 and YTD Q2 2025, respectively.
  Net income of $8.8 million and $18.2 million for Q2 2025 and YTD Q2 2025 (Q2 2024: $8.8 million and YTD Q2 2024: $14.1 million), respectively.
  Production of 8,961 oz of gold and 19,397 oz of gold and 10,269 oz of silver and 20,946 oz of silver produced from the San Albino Mine for Q2 2025 and YTD Q2 2025 (Q2 2024: 12,206 oz of gold and YTD Q2 2024: 22,081 oz of gold and Q2 2024: 15,117 oz of silver and YTD Q2 2024: 24,934 oz of silver), respectively.

Management Discussion and Analysis For the three and six months ended June 30, 2025
  Cash generated from operating activities of $20.2 million and $26.4 million in Q2 2025 and YTD Q2 2025 (Q2 2024: $8.5 million and YTD Q2 2024: $13.7 million), respectively.
  Delivered 13,500 oz and 54,000 oz of silver on the Sailfish Silver Loan during Q2 2025 and YTD Q2 2025 (Q2 2024: 40,500 oz and YTD Q2 2024: 81,000 oz), respectively.  The final installment was delivered in April 2025.

On April 28, 2025, Sailfish exercised its option to purchase all refined silver produced from the Company's San Albino-Murra concession for an additional payment of $1.0 million.  Under the terms of the agreement, the Company will deliver all refined silver to Sailfish on the last business day of each month. The deliveries will continue until such time as the production of the refined silver is no longer economically viable, as mutually determined by both parties ("Sailfish Silver Option"). As at June 30, 2025, 1,672 oz of silver was delivered under the Sailfish Silver Option.

  The Company granted 740,000 stock options of the Company to executive officers and certain other employees and consultants. The stock options have a term of five years expiring April 18, 2030, and will vest in equal installments of 25% on April 18, 2026, 2027, 2028 and 2029. The exercise price of the stock options is C$4.47.

The Company has also granted 502,785 RSUs to its executive officers and certain other employees and consultants, with a restricted period ending in 2028, and 145,000 DSUs to its directors, vesting on termination of service.

  The Company made interest payments of $nil and $0.3 million (Q2 2024: nil and YTD Q2 2024: nil) on the Revised Wexford Loan for Q2 2025 and YTD Q2 2025, respectively.
  The Company received proceeds of $2.4 million on the exercise of 0.5 million share purchase options and 0.8 million share purchase warrants for YTD Q2 2025.

Subsequent to June 30, 2025:

  The Company made interest payments of $0.3 million on the Revised Wexford Loan.
  On July 2, 2025, the Company acquired for $1.8 million the secured indebtedness of Elevation from Maverix Metals Inc. ("Maverix") under Elevation's ongoing CCAA proceedings (the "Debt"). The Debt, governed by multiple financial and security agreements, was fully assigned to and assumed by the Company. As principal secured creditor, Mako is now entitled to distributions under the CCAA process, though expected recoveries will be significantly below the debt's face value.

Management Discussion and Analysis For the three and six months ended June 30, 2025

RESULTS OF OPERATIONS

Financial Performance	Three months ended			Six months ended
(in $000's)	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
Revenue	$38,715	$28,278	$10,437	$70,503	$47,487	$23,016
Income for the period	8,818	8,768	50	18,243	14,117	4,126
Operating cash inflows before changes in non-cash working capital	12,798	12,527	271	25,116	21,046	4,070
Net cash provided from operating activities	$20,243	$8,498	$11,745	$26,431	$13,733	$12,698

	As at	As at
Financial Condition (in $000's)	Jun 30, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$28,594	$14,521	$14,073
Working capital (i)	38,939	10,773	28,166
Total assets	144,325	107,082	37,243
Equity	$96,450	$76,923	$19,527

(i) Working capital calculated as current assets less current liabilities.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in five mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 22,422 hectares ("ha") (224 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold producer, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 (see press release dated September 12, 2017) to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment is initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

Pre-development work commenced in May 2019 at the San Albino Property. On October 19, 2020, the Company reported the results of an updated mineral resource estimate (Technical Report and Estimate of Mineral Resources for the San Albino Mine, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 2, 2020), with the objective of achieving a thorough understanding of the geology of the area and affirming the continuity and grade of the "in-pit" mineral resources. On July 1, 2021, the Company declared commercial production on San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the mineral resource estimate at the San Albino Mine.  This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated mineral resource estimate for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 6, 2023) ("MRE"). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 grams per tonne ("g/t") gold ("Au") in the Measured and Indicated categories.

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission ("BCSC") following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment.

Management Discussion and Analysis For the three and six months ended June 30, 2025

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report. Since the Effective Date (October 11, 2023), the Company's resource model predicted the mining of 26,940 oz Au, whereas the Company actually mined 32,567 oz Au, recovered 25,087 oz Au, and sold 25,106 oz Au during the period November 1, 2023 through May 31, 2024.

The table below shows the main variables used by Company management to measure operating performance of the mine: mining and milling rates, recovered metal production and costs per oz of Au sold.

Operating data	Three months ended			Six months ended
	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
San Albino Mine
Tonnes Mined	2,313,220	2,109,345	203,875	4,634,508	3,721,711	912,797
Tonnes Milled	52,705	52,681	24	106,256	105,160	1,096
Mill availability	97%	97%	0%	98%	97%	1%
Avg Tonnes per day	595	598	-3	603	602	1
Recovery %	80%	82%	-2%	83%	81%	2%
Grade (g/t Au)	6.6	8.8	(2.2)	6.8	8.0	(1.2)
Gold ounces produced - San Albino Mine	8,961	12,206	(3,245)	19,397	22,081	(2,684)
Gold ounces produced - Moss Mine	1,409	-	1,409	1,409	-	1,409
Gold sold (ounces) - San Albino Mine	10,104	12,313	(2,209)	19,985	21,580	(1,595)
Gold sold (ounces) - Moss Mine	1,372	-	1,372	2,308	-	2,308
Consolidated average realized gold price ($/oz sold)	$3,323	$2,296	$1,027	$3,125	$2,201	924
Consolidated cash cost ($/oz sold)(1)	$1,509	$793	$716	$1,378	$821	557
Consolidated AISC ($/oz sold)(1)	$1,668	$1,098	$570	$1,543	$1,074	469
Consolidated EBITDA (in $000's)(1)	$18,665	$14,140	$4,525	$33,059	$22,405	10,654
Consolidated Adjusted EBITDA (in $000's)(1)	$21,305	$14,649	$6,656	$37,376	$23,856	13,520

(1) Refer to Non-IFRS Measures.

For the three months ended June 30, 2025:

Tonnes mined - San Albino Mine: an increase of 0.2 million tonnes mined in Q2 2025 compared to Q2 2024, driven primarily by a higher stripping ratio across various areas of the Las Conchitas deposit where the Company has been actively operating.

Tonnes milled - San Albino Mine: the tonnes milled in Q2 2025 remained relatively consistent with the quantity milled in Q2 2024.

Mill recoveries - San Albino Mine: Mill recoveries in Q2 2025 showed a reduction over Q2 2024, primarily driven by a lower gold grade fed to the plant, although the proportion of material fed to the mill originating from diluted mineralized material and the historical dump has stayed in similar levels quarter over quarter.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Cash cost and AISC: Cash cost and AISC increased in Q2 2025 compared to Q2 2024, primarily due to the increase in total tonnes mined derived from an increase in stripping ratio at Las Conchitas deposit and a 18% decrease in gold sold observed quarter over quarter. In addition, higher realized gold prices also contributed to increase the costs associated to royalties at the San Albino Mine. In addition, reduction in recoveries and gold grade fed to the plant, increased the unit production cost per ounce of gold recovered at the plant quarter over quarter.

Gold ounces sold: decrease of gold ounces sold in Q2 2025 from the San Albino Mine compared to Q2 2024, was driven mainly by lower mill recoveries (80% vs 82%), and the reduction in the gold grade fed to the plant (6.6 g/t Au vs 8.8 g/t Au). This was offset by the sales of 1,372 ounces of gold from residual leaching activities from the Moss Mine.

For the six months ended June 30, 2025:

Tonnes mined - San Albino Mine: an increase of 0.9 million tonnes mined in YTD Q2 2025, driven primarily by a higher stripping ratio across various areas of the Las Conchitas deposit where the Company has been actively operating.

Tonnes milled - San Albino Mine: the tonnes milled in YTD Q2 2025 remained relatively consistent with the quantity milled in YTD Q2 2024.

Mill recoveries - San Albino Mine: Mill recoveries in YTD Q2 2025 were higher than YTD Q2 2024, primarily driven by a higher proportion of material fed to the mill originating from diluted mineralized material rather than from the historical dump.

Cash cost and AISC: Cash cost and AISC increased in YTD Q2 2025 compared to YTD Q2 2024, primarily due to the increase in total tonnes mined derived from an increase in stripping ratio at Las Conchitas deposit and longer haul distances for waste and mineralized material from same deposit, offset by a 3% increase in gold sold. In addition, cost of 936 ounces sold from the Moss Mine, during the first three months of the YTD Q2 2025, which were valued at relative fair value on the acquisition date of the Moss Mine, also contributed to the higher cash costs and AISC in YTD Q2 2025. Finally, higher realized gold prices during YTD Q2 2025, compared to YTD Q2 2024, generated an increase in the associated royalties' costs owed by San Albino Mine.

Gold ounces sold: decrease of 7% in gold ounces sold from the San Albino Mine in YTD Q2 2025 compared to YTD Q2 2024, was driven by lower head grade, offset by higher gold recoveries at San Albino Mine.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q2 2025, and in connection with the reverse circulation ("RC") drilling program, the Company completed 14,353 m of development drilling, including 2,261 m of infill drilling using five RC drill rigs on its San Albino - Murra Concession.

The main objective of this campaign was to test for possible extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine. In particular, several areas of the Las Conchitas gold deposit were drilled in Q2 2025, such as Cruz Grande, San Pablo, SW Extension of Intermediate , Limon, Tirado, Bayacun, Mango, Las Dolores and Mina Francisco. The Company also further tested for the extension of gold mineralization within the SW Pit at the San Albino gold deposit.

The Q2 2025 RC drilling results continue to support expansion of mining activities outside the pit limits defined by the June 10, 2024, MRE update in the Las Conchitas area.

Management Discussion and Analysis For the three and six months ended June 30, 2025

In addition, the Q2 2025 diamond drilling campaign at Mina Francisco focused on delineating detailed geological and geochemical data to be used for detailed underground mine design.  A total of 1,272 m of diamond drilling including 3 geotechnical drill holes totaling 442 m was completed at Mina Francisco on the San Albino - Murra Concession.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM").  The new concession, called Tiburon, covers an area of 3,605 ha (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049. During Q2, 2025, the company initiated an environmental impact assessment study and began geological mapping and sampling programs on the new concession.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 ha (approximately 224 km2).

During Q2 2025, the Company initiated drilling campaigns on several regional exploration targets as discussed in detail below and continued geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently acquired Tiburon).

San Albino - Murra Concession

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

As with the San Albino gold deposit, the conceptual model for the Las Conchitas mineralization consists of multiple parallel quartz veins that dip gently to the northwest, associated with extensive shear and fault systems which represent possible feeders for mineralized fluids and a favorable environment for precious metal deposition. These characteristics are consistent with the model for orogenic gold-bearing veins, which can extend to depths in excess of a kilometer. Drilling at Las Conchitas has confirmed the down-dip continuity of highly mineralized zones as demonstrated by drill results reported on July 29, 2024; gold mineralization is not restricted solely to quartz veins, but can also occur in the host rock (phyllite/schist) containing quartz vein.

During Q2 2025, the Company completed 11,739 m of RC drilling and 880 m of diamond drilling at Las Conchitas with the main goal of testing for structural continuity and extensions of the gold mineralization.

La Virgen Prospect

During Q2, 2025, the Company completed 1,379 m of exploration RC drilling at the La Virgen prospect, situated in the central portion of the San Albino - Murra Concession.  The objective of this program was to test gold mineralization identified in the reconnaissance mapping program related to historical underground workings.  Results are pending.

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling in the first quarter of 2025. An RC drilling campaign was designed to test high priority targets at El Golfo, located approximately 1 km to the south of Las Conchitas area. The Company initiated drilling at El Golfo and completed 4,397 m of RC drilling and 1,193 m of diamond drilling.  On August 14, 2025, the Company announced intercepts of 27.86 g/t Au over 4.1 m (Estimated True Width) at 20 m below surface, and 197.80 g/t Au over 0.7 m (ETW) 345 m down dip from the El Golfo Discovery Hole.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Potrerillos Concession

In December 2019, the Company purchased the Potrerillos exploration and exploitation concession ("Potrerillos Concession"), formerly owned by a subsidiary of Condor Gold Plc. The Potrerillos Concession comprises 12 km2 of subsurface mineral rights and is contiguous to and along strike from the San Albino gold project. Detailed mapping and sampling are in progress on the Potrerillos Concession. The Potrerillos Concession is valid until December 2031 with the ability to renew for an additional 25 years.

During Q2, 2025 the Company continued reconnaissance exploration and identified a number of prospects that require additional follow-up sampling and mapping.

La Segoviana Concession

On April 7, 2020, the Company announced that its wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., was granted a new concession by MEM. The new concession, La Segoviana, covers an area of 3,845.80 ha (approximately 39 km2) and is contiguous to the north and northwest of the Company's San Albino-Murra Concession. The La Segoviana Concession allows for both exploration and exploitation and is valid for a period of 25 years, until March 12, 2045.

During Q2 2025, the Company initiated a drilling campaign and completed 1,076 m of RC Drilling.  Results are pending.  The Company continued reconnaissance exploration and continues to identify additional prospects that require additional follow-up sampling and mapping.

Tiburon Concession

On November 18, 2024, the Company obtained a new concession called Tiburon and initiated a prospecting and mapping program, which identified several areas with potential to discover additional gold bearing structures. Reconnaissance mapping and sampling has identified several new prospects with similar characteristics to San Albino and Las Conchitas. During Q2, 2025, exploration work focused on the Las Flores area where several additional gold prospects were identified.

For details on all previously reported drill results, please see the Company's filings on SEDAR+.

Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), has a 100% interest in the Eagle Mountain Prospecting License ("EMPL") and the Kilroy Mining Permit (collectively the "Guyana Property"). The Guyana Property covers an area of 5,050 ha in central Guyana. 4,784 ha of the Eagle Mountain Property relate to the Eagle Mountain Prospecting License while 266 ha relate to the Medium Scale Mining Permit held by Kilroy Mining Inc. ("Kilroy"), a Guyanese Company, on which Stronghold has a long-term lease with a 2% net smelter return royalty.

On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

Management Discussion and Analysis For the three and six months ended June 30, 2025

The Company's work program comprises engineering and environmental activities, including tailings and waste dump siting studies, geotechnical drilling, hydrogeology and hydrology studies, environmental geochemistry, consultation and permitting programs. The work program was developed to position the Company for environmental permit applications.

In the second half of 2024, materials, instrumentation, and technical personnel were mobilized to the Eagle Mountain Project to commence geotechnical drilling for the purpose of open pit slope design optimization ("Phase 1"). Phase 1 activities comprised geotechnical drilling targeting the walls of the Eagle Mountain and Salbora deposits using the pit outlines defined in the 2024 Preliminary Economic Assessment ("PEA")1.

Phase 1 included 11 incline and vertical drill holes to test the saprolite and fresh rock characteristics in the Eagle Mountain and Salbora deposits and was completed in late 2024.

The first half of 2025 work program included engineering and environmental activities to confirm mine design parameters and to generate the baseline environmental data and other studies required to complete an Environmental Impact Assessment ("EIA") for submission to the Guyana Environmental Protection Agency ("EPA"). The Company anticipates submission of the draft EIA to the EPA in Q1 2026.

Phase 2 geotechnical activities, which commenced in Q1 2025, comprised drilling and testing of the saprolite and underlying fresh rock to facilitate infrastructure siting studies and site hydrogeological drilling and hydrology testing to generate data for both pit optimization and water resource management studies. YTD Q2 2025 activities also included environmental geochemical testing of water, soils, and rock and metallurgical tests to produce representative tailings samples for environmental modelling.

In March 2025, the Company advanced permitting efforts for the Eagle Mountain Project with the submission of comprehensive Environmental Application and Project Summary documents to the Guyana EPA, marking a critical step in the regulatory approval process. Subsequently, in May 2025, Mako hosted EPA officials at the Eagle Mountain site. Following this visit, on July 13, 2025, the EPA announced the start of the public notice period. During this phase, the Guyana EPA and Environmental Resources Management Ltd. - Mako's lead consultant for the EIA process - together with Mako will conduct a series of stakeholder and community engagement meetings. This process will inform the impacts and mitigation measures of the EIA.

________________________________
1 The NI-43101 technical report entitled "Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana" dated March 1, 2024, with an effective date of January 16, 2024, is available under Mako's profile at www.sedarplus.ca.

Management Discussion and Analysis For the three and six months ended June 30, 2025

TREND ANALYSIS

Summary of Quarterly Results

	2025		2024				2023
(in $000's excluding per share)	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan-Mar	Oct - Dec	Jul - Sept
Revenue	38,715	31,788	28,849	15,739	28,278	19,211	26,472	10,707
Cost of sales	(19,728)	(15,005)	(12,586)	(11,242)	(11,715)	(10,148)	(12,680)	(8,057)
Gross profit	18,987	16,783	16,263	4,497	16,563	9,063	13,792	2,650
E&E expenses	(2,209)	(1,530)	(1,241)	(1,148)	(179)	(696)	(988)	(1,178)
G&A expenses	(2,603)	(1,701)	(2,096)	(1,736)	(3,023)	(1,794)	(1,573)	(1,895)
Other income (expenses)	1,622	(1,078)	(2,357)	(641)	(1,463)	(664)	(900)	(719)
Income taxes	(6,979)	(3,050)	(5,912)	(595)	(3,130)	(560)	(817)	(330)
Net income (loss)	8,818	9,424	4,657	377	8,768	5,349	9,514	(1,472)
Basic income (loss) per share	0.11	0.12	0.06	-	0.13	0.08	0.14	(0.02)
Diluted income (loss) per share	0.11	0.12	0.06	-	0.13	0.08	0.14	(0.02)
The sum of the quarters may not equal the annual results due to rounding.
Consolidated gold ounces produced	10,370	9,830	11,070	6,327	12,206	9,875	11,566	7,937
Consolidated gold ounces sold	11,476	10,817	10,888	6,532	12,313	9,267	13,481	5,767
Average realized gold price ($/oz)	3,323	2,915	2,650	2,409	2,296	2,073	1,963	1,857
San Albino Mine:	54,354	48,813	46,732	29,749	59,550	67,961	52,399	47,731
Tonnes mineralization mined
Tonnes milled	52,705	53,551	51,242	51,865	52,681	52,478	51,745	51,578
Grade milled (g/t Au)	6.6	7.1	8.6	4.2	8.8	7.3	8.2	6.9
Recovery %	80%	85%	85%	73%	82%	81%	85%	78%

For the three months ended June 30, 2025:

Revenue: During Q2 2025, the increase in revenue compared to Q2 2024 is attributed to the higher average realized gold prices for gold sales ($3,323/oz vs $2,296/oz) offset by a decrease in gold ounces sold (11,476 oz vs 12,313 oz). The Q2 2025 revenue includes 1,372 oz of gold and 12,623 oz of silver sold from the Moss Mine.

Cost of sales: Cost of sales is comprised of production cost and depreciation, depletion and amortization of the mine assets and the plant mainly from the San Albino Mine. During Q2 2025, lower gold grade and recoveries, generated an increase in the production cost of the gold produced and sold. Additionally, the increase in total tonnes mined derived from an increase in stripping ratio at Las Conchitas deposit and longer haul distances for waste and mineralized material from same deposit generated higher mining costs compared to Q2 2024. Cost of sales in Q2 2025 have been also affected by a higher cost associated to royalties of San Albino Mine derived from the increase in the realized gold prices compared to Q2 2024.

Exploration and evaluation ("E&E") expenses: Included in Q2 2025, E&E expenses of $1.1 million related to the Eagle Mountain Project, acquired by the Company on July 3, 2024. In addition, during Q2 2025 the exploration expenditure incurred in El Jicaro concession increased in $0.5 million, compared to Q2 2024.

Other income (expenses): During Q2 2025, the Company recorded a higher foreign exchange gain compared to Q2 2024, primarily driven by the repayment of intercompany balances and the depreciation of the Canadian dollar relative to the US dollar. Additionally, the full repayment of the Silver Loan with Sailfish during the quarter significantly reduced the impact of changes in the fair value of the derivatives liability, resulting in a lower loss compared to Q2 2024. Lastly, a $1.0 million gain was recognized in the statement of income and comprehensive income following the elimination of the Contingent Consideration. This gain reflects a reassessment of the expected cash flows related to a royalty agreement settlement stemming from the acquisition of the Moss Mine following the acquisition of the Debt owed by Elevation to Maverix on July 2, 2025.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Income taxes: Due to increased revenues from higher gold prices ($3,323/oz versus $2,296/oz), taxes for Q2 2025 were calculated based on taxable income and adjusted for tax strategies anticipated to be taken for the 2025 tax year. An increase of $2.5 million in deferred income tax expense primarily relates to timing differences associated with capitalized development expenditures, as well as the gold inventory held by the Company's Nicaraguan subsidiary.

Revenue

	Three months ended			Six months ended
	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
Revenue (in $000s)	$38,715	$28,278	$10,437	$70,503	$47,487	$23,016
Gold sold (ozs.)	11,476	12,313	(837)	22,293	21,580	713
Average realized gold price ($ per oz.)	$3,323	$2,296	$1,027	$3,125	$2,201	$924

For the three months ended June 30, 2025:

For Q2 2025, the Company's revenue was derived from the San Albino Mine (10,104 oz of gold) and the Moss Mine (1,372 oz of gold and 12,623 oz of silver).

The increase in revenue of $10.4 million (increase of 37%) for Q2 2025 compared to Q2 2024 is a result of higher average realized gold price of $3,323/oz (an increase of $1,027/oz or 45%), offset by a decrease of 837 oz of gold sold in Q2 2025 compared to Q2 2024.

The Company sells gold at the spot price.  The quarterly average spot gold price for Q2 2025 was $3,280/oz (Q2 2024: $2,338/oz), up 40% over Q2 2024, and closed on June 30, 2025, at $3,287/oz, up 41% from the closing price on June 30, 2024.

For the six months ended June 30, 2025:

For YTD Q2 2025, the Company's revenue was derived from the San Albino Mine (19,985 oz of gold) and the Moss Mine (2,308 oz of gold and 21,185 oz of silver).

The increase in revenue of $23.0 million (increase of 48%) for YTD Q2 2025 compared to YTD Q2 2024 is a result of higher average realized gold price of $3,125/oz (an increase of $924/oz or 42%), and an increase of 713 oz of gold sold in YTD Q2 2025 compared to YTD Q2 2024.

The Company sells gold at the spot price.  The average spot gold price for YTD Q2 2025 was $3,067/oz (YTD Q2 2024: $2,203/oz), up 39% over YTD Q2 2024.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Exploration and evaluation expenses

Expenses by property	Three months ended			Six months ended
(in $000s)	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
El Jicaro	$546	$11	$535	$602	$88	$514
San Albino	286	70	216	576	253	323
Las Conchitas	60	64	(4)	129	461	(332)
Eagle Mountain	1,135	-	1,135	2,172	-	2,172
Moss Mine	48	-	48	48	-	48
Other	134	34	100	212	73	139
	$2,209	$179	$2,030	$3,739	$875	$2,864

For the three and six months ended June 30, 2025:

During Q2 2025 and YTD Q2 2025, expenses continued to be primarily associated with the Eagle Mountain Project.

General and administrative expenses

(in $000s)	Three months ended			Six months ended
	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
Accounting and legal	$333	$200	$133	$446	$455	$(9)
Consulting fees	5	15	(10)	20	25	(5)
Directors' fees	69	57	12	172	114	58
Depreciation	35	36	(1)	71	64	7
General office expenses	77	46	31	167	94	73
Insurance	123	112	11	243	225	18
Investor relations and communications	24	19	5	72	81	(9)
Salaries and benefits	1,415	2,037	(622)	2,300	2,910	(610)
Stock-based compensation	431	330	101	578	576	2
Telephone and IT services	49	40	9	107	76	31
Transfer agent fees and regulatory fees	22	76	(54)	54	107	(53)
Travel	20	55	(35)	74	89	(15)
	$2,603	$3,023	$(420)	$4,304	$4,816	$(512)

For the three months ended June 30, 2025:

Accounting and legal fees: increased due to timing of services received and additional tax advice was sought on corporate matters during Q2 2025.

Salaries and benefits decreased in Q2 2025 compared to Q2 2024, primarily due to lower bonus payouts in the current period. Q2 2024 included $0.2 million in severance to the former CFO. The decrease was partially offset by salary increases for senior executives in Q2 2025.

Stock-based compensation: The increase in Q2 2025 compared to Q2 2024 relates to the increase in the expenditure of the Options, RSUs and DSUs granted in April 2025.

For the six months ended June 30, 2025:

Salaries and benefits decreased in YTD Q2 2025 compared to YTD Q2 2024, primarily due to lower bonus payouts in the current period. YTD Q2 2024 included $0.2 million in severance to the former CFO. The decrease was partially offset by salary increases for senior executives in YTD Q2 2025.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Other income (expenses)

	Three months ended			Six months ended
(in $000s)	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change

Accretion and interest expense	$(421)	$(254)	$(167)	$(703)	$(385)	$(318)
Change in fair value of derivative liability	8	(925)	933	(261)	(1,300)	1,039
Loss on gold stream derivative asset	(3)	(260)	257	(14)	(250)	236
Gain on elimination of Contingent Consideration	1,000	-	1,000	1,000	-	1,000
Loss on settlement of reclamation liability	-	-	-	-	(94)	94
Foreign exchange gain (loss)	1,025	(47)	1,072	506	(135)	641
Interest income	13	23	(10)	17	37	(20)
	$1,622	$(1,463)	$3,085	$545	$(2,127)	$2,672

For the three and six months ended June 30, 2025:

The Company's derivative liabilities include the Sailfish Loan and the Sailfish Silver Loan.  The Q2 2025 change in fair value of the derivative liability relates to the Sailfish Silver Loan whereas in Q2 2024 the change relates to the Sailfish Loan and the Sailfish Silver Loan. An increase in silver prices offset by the decrease in the remaining quantities left to deliver has resulted in a lower loss derived from the decrease in the fair value calculation of the respective derivative liability.

Foreign exchange gains (losses) arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. There are significant foreign-denominated intercompany balances held by certain subsidiaries of the Company. Fluctuations between the functional currency of the subsidiary and the currency of the intercompany balance result in significant non-cash, unrealized foreign exchange gains and losses. These unrealized gains and losses are recognized in the consolidated net income of the Company.

During Q2 2025, the Company recorded a higher foreign exchange gain compared to Q2 2024, primarily driven by the repayment of intercompany balances and the depreciation of the Canadian dollar relative to the US dollar. Additionally, the full repayment of the Silver Loan with Sailfish during Q2 2024 significantly reduced the impact of changes in the fair value of the derivatives liability, resulting in a lower loss compared to Q2 2024. Lastly, a $1.0 million gain was recognized in the statement of income and comprehensive income following the elimination of the Contingent Consideration. This gain reflects a reassessment of the expected cash flows related to a royalty agreement settlement stemming from the acquisition of the Moss Mine following the acquisition of the Debt owed by Elevation to Maverix on July 2, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Financial condition

As at (in $000s)	Jun 30, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$28,594	$14,521	$14,073
Working capital	$38,939	$10,773	$28,166

For the six months ended June 30, 2025:

Cash and cash equivalents increased by $14.1 million during YTD Q2 2025. Funds generated from operating activities and exercise of options and warrants were utilized to make repayment installments of $1.3 million on the Sailfish Silver Loan, pay interest of $0.3 million on the Wexford Loan, purchase the Company's common shares under the NCIB at a cost of $1.4 million, pay the purchase price of the Moss Mine at a cost of $6.5 million and fund the investing and operating activities.

Management Discussion and Analysis For the three and six months ended June 30, 2025

The working capital (defined as current assets less current liabilities) increased during YTD Q2 2025 by $28.2 million primarily due to the increase in current assets, specifically cash and the inventory acquired with the Moss Mine and by a decrease in term loans and derivative liabilities, during the same period.

Cash flows

(in $000s)	Three months ended			Three months ended
	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
Operating cash flows before changes in working capital	$12,798	$12,527	$271	$25,116	$21,046	$4,070
Changes in working capital	5,942	(4,029)	9,971	(188)	(7,313)	7,125
Restricted cash - refunded	1,503	-	1,503	1,503	-	1,503
Net cash flows provided by operating activities	20,243	8,498	11,745	26,431	13,733	12,698
Net cash flows used in investing activities	(3,019)	(2,601)	(418)	(11,794)	(3,590)	(8,204)
Net cash flows provided by (used in) financing activities	949	(3,733)	4,682	(592)	(4,941)	4,349
Effect of foreign exchange on cash and cash equivalents	21	28	(7)	28	15	13
Change in cash and cash equivalents	$18,194	$2,192	$16,002	$14,073	$5,217	$8,856

For the three months ended June 30, 2025:

The Company generated positive cash flow from operations of $20.2 million during Q2 2025, an increase of $11.7 million compared to Q2 2024.  The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices, return of $1.5 million restricted funds held as collateral against the Moss Mine reclamation bonds, and an overall increase in changes in working capital.

The cash used in investing activities during Q2 2025 increased by $0.4 million compared to Q2 2024 and relates to the development activities at the San Albino Mine in Nicaragua including the expansion drill program to further evaluate and develop extensions of the high-grade mineralization trends beyond the limits of the Company's MRE and the purchase of equipment, offset with proceeds of $1.0 million on the exercise of the Sailfish Silver Option.

The cash provided by (used in) financing activities during Q2 2025 increased by $4.7 million compared to Q2 2024 and primarily reflects the proceeds of $1.4 million received on the exercise of 0.2 million share purchase options and 0.4 million share purchase warrants, which was offset with the installment payments of $0.4 million on the Sailfish Silver Loan.

For the six months ended June 30, 2025:

The Company generated positive cash flow from operations of $26.4 million during YTD Q2 2025, an increase of $12.7 million compared to YTD Q2 2024.  The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and slightly higher quantity of gold ounces sold during YTD Q2 2025 and increase in changes in working capital in YTD Q2 2025.

The cash used in investing activities during YTD Q2 2025 increased by $8.2 million compared to YTD Q2 2024 and relates to the Moss Transaction which was offset with the cash acquired on the acquisition of the Moss Mine, the development activities at the San Albino Mine in Nicaragua including the expansion drill program to test for future economic benefit derived from extensions of the high-grade mineralization trends beyond the limits of the Company's MRE and the purchase of equipment, offset with proceeds of $1.0 million on the exercise of the Sailfish Silver Option.

The cash used in financing activities during YTD Q2 2025 decreased by $4.3 million compared to YTD Q2 2024 primarily due to a $1.8 million reduction in the purchase of the Company's common shares under the NCIB. Additionally, cash used in financing activities during YTD Q2 2025 reflects the installment payments of $1.3 million on the Sailfish Silver Loan, interest payment of $0.3 million on the Wexford Loan which was offset with the proceeds of $2.4 million received on the exercise of 0.5 million share purchase options and 0.8 million share purchase warrants.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Liquidity risk

The condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least 12 months from June 30, 2025. As at June 30, 2025, the Company had cash and cash equivalents of $28.6 million and working capital (defined as current assets less current liabilities) of $38.9 million.

For YTD Q2 2025, the Company generated operating cash inflows from operating activities of $26.4 million (YTD Q2 2024: $13.7 million) and generated a net income of $18.2 million (YTD Q2 2024: $14.1 million).

The Revised Wexford Loan accrues interest at a rate of 10% per annum, compounded semi-annually.  On January 2, 2025 and July 2, 2025, an interest payment of $0.3 million and $0.3 million was made on the Revised Wexford Loan, respectively.

On April 28, 2025, the Company delivered the final installment of 13,500 ounces of silver on the Sailfish Silver Loan.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies.  Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 80,102,756 common shares issued and outstanding, plus 1,092,619 RSUs, 370,040 DSUs and 1,754,334 share purchase options outstanding.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Directors. The compensation to key management was as follows:

Management Discussion and Analysis For the three and six months ended June 30, 2025

Key management compensation

(in $000s)	Three months ended			Three months ended
	Jun 30, 2025	Jun 30, 2024	Change	Jun 30, 2025	Jun 30, 2024	Change
Director fees	$69	$57	$12	$173	$114	$59
Salaries, consulting and management fees	625	1,100	(475)	834	1,311	(477)
Share-based compensation	215	188	27	300	383	(83)
Total	$909	$1,345	$(436)	$1,307	$1,808	$(501)

As at					Jun 30, 2025	Dec 31, 2024
Amount included in accounts payable					$46	$303

The increase in director fees in YTD Q2 2025 relates to the additional fees paid following the formation of an additional committee to oversee the Moss Transaction and the increase in the members of the Board of Directors from six to seven directors which occurred in Q3 2024 after the closing of the Goldsource transaction.

The increase in share-based compensation expenses during Q2 2025 relates to options, RSUs and DSU granted in April 2025 which was offset in the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

The decrease in share-based compensation expenses during YTD Q2 2025 relates to the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

Other related party transactions

(a) Tes‐Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the three and six months ended June 30, 2025, the Company expensed fees relating to consulting services of $0.1 million and $0.1 million (2024:  $1,002 and $1,503) and $18,846 and $48,681 (2024:  $12,529 and $18,794) in general office expenses, respectively. Amounts payable to Tes-Oro as at June 30, 2025, were $0.1 million (December 31, 2024: $9,397).

(b) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Silver Loan Derivative and the Sailfish Silver Option, during the three and six months ended June 30, 2025, the Company's subsidiary Nicoz had the following transactions with Sailfish:

Gold stream sales

i. Nicoz received advances of $nil (2024: $0.2 million and $0.4 million) for the purchase of gold ounces, respectively.

ii. Nicoz sold 9 and 26 (2024: 365 and 456) ounces of gold to Sailfish for $6,587 and $19,402 (2024: $0.2 million and $0.3 million) of which $6,587 and $19,402 (2024: $0.2 million and $0.3 million) is recorded as production services revenue and $3,038 and $14,410 (2024: $0.3 million and $0.3 million) is included in the loss on gold stream derivative asset disclosed in the consolidated statement of income and comprehensive income, respectively.

As at June 30, 2025, a balance of $6,587 was receivable from Sailfish and is included in receivables (December 31, 2024 -$69,698).

Management Discussion and Analysis For the three and six months ended June 30, 2025

Royalty fee

Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the three and six months ended June 30, 2025, a royalty fee of $0.6 million and $1.2 million (2024: $0.2 million and $0.3 million) was payable to Sailfish and is included in production costs in the consolidated statement of income and comprehensive income, respectively.

During the three and six months ended June 30, 2025, Nicoz offset $12,815 and $82,513 (2024: $Nil) in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish, respectively.

As at June 30, 2025, a balance of $0.6 million (December 31, 2024: $0.4 million) was payable to Sailfish and is included in accounts payable and accrued liabilities.

(c) Wexford LP. ("Wexford")

Wexford is the Company's significant shareholder. On March 27, 2025, the Company acquired the Moss mine from Wexford EGA, an entity owned by Wexford.  Refer to MOSS MINE ACQUISITION for additional details.

PROPOSED TRANSACTIONS

None.

MOSS MINE ACQUISITION

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EGA, an entity owned by the Company's controlling shareholder. EGA, is a private corporation incorporated in Delaware and owns 100% of the common shares of GVC, which owns the Moss gold mine located in Arizona (the "Moss Transaction"). In doing so, the Company acquired 100% of the Moss Mine, located in Arizona.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The Company's purchase price for the EGA acquisition was $6.5 million, fully paid in cash, incurred acquisition-related costs of $0.4 million, relating to external legal and advisory fees, which were capitalized and included as a cost of acquiring the net assets and additional $1.5 million cash payment, contingent upon certain ongoing court disputes with respect to net smelter royalties at the Moss mine ("Contingent Consideration") (refer to Contingent Consideration - Royalty agreement settlements below).

The total purchase price of $7.8 million, including an estimate of the fair value of the Contingent Consideration is composed as follows:

$
Cash paid	6,489
Moss Transaction costs	356
Fair value of Contingent Consideration (Royalty Agreements settlement) - refer to (b) below	1,000
7,845

Management Discussion and Analysis For the three and six months ended June 30, 2025

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Relative fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $

Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Restricted cash - refer to (a) below	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Provision for reclamation and rehabilitation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest and working capital. The provision for reclamation and rehabilitation was initially measured in accordance with IAS 37. The value of the building, equipment and the mine mining interest was determined based on a discounted cash flow model using a two-year life of mine.

(a) Restricted Cash

The Company maintains restricted cash balances related to collateral security for reclamation bonds. These reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss mine.

As of March 27, 2025, the total restricted cash held for reclamation bond purposes amounted to $3.3 million.

On June 20, 2025, restricted cash of $1.5 million held for reclamation bond purposes was released to the Company.

As of June 30, 2025, the total restricted cash held for reclamation bond purposes amounts to $1.8 million, which is classified as non-current on the balance sheet based on the anticipated timing of the bond release conditions.

These funds are held in designated accounts and cannot be used for general corporate purposes unless released by the relevant issuer of the reclamation bond upon fulfillment of specific requirements. The Company continues to monitor and assess its reclamation obligations to ensure compliance with applicable environmental regulations and financial assurance requirements.

(b) Contingent Consideration - Royalty agreement settlements

The 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation (collectively, the "Royalty Holders") are currently being disputed by Elevation as part of the Bankruptcy Process whereby the court is asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

Should Elevation be successful in invalidating the Royalty Agreement or if an agreement is reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company will pay Elevation $1.5 million.

Management Discussion and Analysis For the three and six months ended June 30, 2025

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the Royalty Holders, which are still before the United States Bankruptcy Court for the District of Arizona.

The fair value of the Contingent Consideration has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement. The fair value of the Contingent Consideration was estimated to be $1.0 million at the acquisition date.

On June 30, 2025, the Company reassessed the likelihood of the cash flow for the Contingent Consideration and determined that it was remote following the subsequent acquisition of the Debt owed by Elevation to Maverix on July 2, 2025.

A gain of $1.0 million on the elimination of Contingent Consideration was recognized in the statement of income and comprehensive income for the six months ended June 30, 2025.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated mineral resources;

● Stockpiled ore, ore in-circuit and heap leach ore net realizable value;

● Exploration versus Development Expenditures

● Judgment and estimates as to the fair value of the assets acquired on the Moss Transaction;

● Judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates;

● Judgement in determining whether an acquisition meets the definition of a business or whether it is a purchase of assets

● Estimation of the fair value of the Sailfish Silver Loan;

● Estimation of the effective interest rate for the Revised Wexford Loan;

● Judgement in determining that the Sailfish Silver Loan is a derivative;

● Judgement in determining whether non-current assets are impaired; and

● Estimation of the reclamation and remediation provision.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Refer to Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2024, and to Note 5 in the condensed interim consolidated financial statements for the three and six months ended June 30, 2025, for a detailed discussion of these accounting estimates and judgments.

CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and the respective accompanying Management's Discussion and Analysis.

DISCLOSURE CONTROLS

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

TSX-V listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in NI 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.

NON-IFRS MEASURES

The Company has included non-IFRS measures in this MD&A such as adjusted EBITDA, cash cost per ounce sold, AISC per ounce sold and working capital. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. In the gold mining industry, cash cost per ounce sold and AISC per ounce sold are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

"Adjusted EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization ("EBITDA"), adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

Management Discussion and Analysis For the three and six months ended June 30, 2025

"Cash costs per ounce sold" is production costs, which includes mining, milling and mine site administration costs, divided by the ounces of gold sold.

"AISC per ounce sold" includes cash costs (as defined above) less revenues from silver sales and adds the sum of G&A, sustaining capital and capitalized development expenditures, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and exploration and evaluation expenses related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

"Working capital" is current assets less current liabilities.

The following table provides a reconciliation of production costs to AISC:

(in $000's)	Three months ended		Six months ended
	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Production costs (GAAP) (Cash Costs)	$17,315	$9,763	$30,719	$17,712
Silver sales	(610)	-	(610)	-
Supporting general and administrative expenses	372	$765	796	1,255
General and administrative expenses	1,448	1,269	2,659	1,869
Sustaining capital expenditures	588	1,604	771	1,804
Accretion of the asset retirement costs (ARO) (Non-cash)	34	35	74	64
Capitalized development expenditures	-	81	-	475
Total AISC ($)	$19,147	$13,517	$34,409	$23,179
Ounces of gold sold	11,476	12,313	22,293	21,580
Cash cost per gold ounce sold	$1,509	$793	$1,378	$821
AISC per gold ounce sold	$1,668	$1,098	$1,543	$1,074

Earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion, and amortization ("EBITDA") calculations:

(in 000's)	Three months ended		Six months ended
	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net income after taxes	$8,818	$8,768	$18,243	$14,117
Income tax expense	6,979	3,130	10,029	3,690
Finance cost, net of finance income	421	254	703	385
Depreciation and amortization	2,447	1,988	4,084	4,213
EBITDA(1)	$18,665	$14,140	$33,059	$22,405
Share-based compensation expense	431	330	578	576
Exploration activities	2,209	179	3,739	875
ADJUSTED EBITDA(1)	$21,305	$14,649	$37,376	$23,856

(1) Refer to "Non-IFRS Measures".

Management Discussion and Analysis For the three and six months ended June 30, 2025

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua, Arizona, United States and Guyana, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Some of the other significant risks are:

● Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

● Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

● The Company utilizes heap leach processing for certain ore deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:

o Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.

o Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.

o Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.

o Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.

o Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.

o Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

The Company continuously monitors and mitigates these risks through operational improvements and compliance initiatives.

● Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.

● The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to conduct its business.

● Although the Company has taken steps to verify title to its exploration and evaluation assets, there is no guarantee that the exploration and evaluation assets will not be subject to title disputes or undetected defects.

● The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

Management Discussion and Analysis For the three and six months ended June 30, 2025

● There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

● Nicaraguan and Guyanese political and economic risks including social unrest.

● Communication and customs risk associated with working in Nicaragua and Guyana.

● Loss of key personnel and dependence on key personnel.

● Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

● The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time.

The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

● The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" (also referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: regulatory and permitting considerations, financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Management Discussion and Analysis For the three and six months ended June 30, 2025

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those set out below and including those referenced in the "Risks and Uncertainties" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

• financing, capitalization and liquidity risks;

• mineral exploitation and exploration program cost estimates;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• other factors referenced under "Risks and Uncertainties"; and

• other risks normally incident to the acquisition, exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statements made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online at www.sedarplus.ca.

TECHNICAL INFORMATION

John Rust, Chief Metallurgist, and Eric Fier, CPG, P.Eng, Chairman of Mako, are the Qualified Persons under NI43-101 for Mako and have reviewed and approved the technical data of this document.